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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAY 25 2018

Washington, DC

SEC FILE NUMBER
8-40657

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2017 (MM/DD/YY) AND ENDING 03/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SILICON VALLEY SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4880 STEVENS CREEK BLVD #100
(No. and Street)

SAN JOSE	CA	95129-1034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PAUL MANGNUSON (408) 243-6801

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bryant A. Gaudette, CPA

(Name – *if individual, state last, first, middle name*)

21320 Provincial Blvd., #100	Katy	TX	77450
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, PAUL MAGNUSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SILICON VALLEY SECURITIES, INC., as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara
Subscribed and sworn to (or affirmed) before me on this 23 day of 05, 2018 by Paul H. Magnuson

proven to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

ZAKIYYA STEPHENS
COMM. # 2151078
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. APRIL 29, 2020

Silicon Valley Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended March 31, 2018

Contents

Independent Auditor's Report

BRYANT A. GAUDETTE, CPA

REPORT ON INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Director(s) and Shareholder(s)
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd. Ste 100
San Jose CA 95129

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Silicon Valley Securities, Inc. (the "Company") as of March 31, 2018, and the related statements of operations and other comprehensive income, changes in stockholders' equity and cash flows for the year then ended, March 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the Company's financial statements based on the audit. We conducted the audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and statement related to SIPC reconciliation, if applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Bryant A. Gaudette, CPA

Bryant A. Gaudette

We have served as the Silicon Valley Securities, Inc.'s auditor since March 31, 2018.

Katy, TX 77450

May 23, 2018

Silicon Valley Securities, Inc.

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Financial Statements

Silicon Valley Securities, Inc.
Statement of Financial Condition
As of and for the Year-Ended March 31, 2018

Assets	
Current assets:	
Cash in Bank	$ 274,324
Commissions Receivable	-
	274,324
Noncurrent assets:	
Property and Equipment	16,370
Less Accumulated Depreciation	(14,268)
	2,102
Total assets	276,426
Liabilities and Stockholders' Equity	
Current liabilities:	
Accrued expenses	3,550
Accounts payable	30,259
Total liabilities	33,809
Stockholders' Equity:	
Common stock, authorized, issued and outstanding 638,823 shares - no par value	54,300
Retained Earnings	188,317
Total equity	242,617
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 276,426

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Statement of Operations
As of and for the Year-Ended March 31, 2018

REVENUES	
Commission income	$ 862,140
Investment income	157
	862,297
EXPENSES	
Broker commissions	492,724
Clearing expense	143,277
General and administrative	224,458
	860,459
Net Income before income taxes	1,838
Income tax expense	(397)
Net Income	$ 1,441

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Statement of Cash Flows
As of and for the Year-Ended March 31, 2018

Operating activities	
Net Income	$ 1,441
Adjustment for:	
Depreciation expense	527
Decrease in commission receivable	34,716
Decrease in prepaid expenses	260
Decrease in Accrued Liability	(450)
Decrease in accounts payable	(4,614)
Net cash from operating activities	31,880
Investing Activities	-
Financing Activities	-
Net increase in cash and equivalents	31,880
Cash and equivalents at beginning of period	242,444
Cash and equivalents at end of period	$ 274,324

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Statement of Changes in Ownership Equity
As of and for the Year-Ended March 31, 2018

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balances as of March 31, 2017	$ 54,300	$ 186,876	$ 241,176
Net Income	-	1,441	1,441
Balances as of March 31, 2018	$ 54,300	$ 188,317	$ 242,617

The accompanying notes are an integral part of these financial statements.

Silicon Valley Securities, Inc.
Notes to Financial Statements
As of and for the Year-Ended March 31, 2018

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Silicon Valley Securities, Inc. (the Company) was incorporated in the State of California effective December 1, 1988. The Company has adopted a fiscal year ending March 31st.

Description of Business

The Company, located in San Jose, CA is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are held by a clearing broker-dealer.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Corporation considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the clearing firm through submitted commission statements.

Depreciation

Depreciation is calculated using the 200% double decline balance method using an estimated life of five - seven years.

Income taxes

Effective December 1, 1988, the Company is considered to be a regular corporation status for federal income tax purposes.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended March 31, 2018, the Company did not have any components of Comprehensive Income to report.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through May 22, 2018, which is the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

The company is required by regulatory authorities to maintain a ratio of less than 15 to 1. The Company had net capital, as defined, of $240,515 at March 31, 2018, which exceeded the required net capital of $50,000. There were no material inadequacies found to exist or found to have existed since the date of the previous audit.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires the Company maintains minimum Net Capital pursuant to fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not therefore calculate its net capital requirement under the alternative reserve requirement method.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds or securities to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

The Company paid $9,550 in property lease payments and $15,760 Equipment lease payments to a party related to an officer and stockholder. $500 was paid for communication and computer services to a Company related to an officer and stockholder.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At March 31, 2018, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life	
Furniture and equipment	3 – 7 years	$ 16,370
Less – accumulated depreciation		(14,268)
Total		$ 2,102

The amount of depreciation taken was $527.

NOTE G – LEASES

The Company had a lease agreement for its Primary office space. The amount was $28,831. In addition, the Company leased a secondary property in the amount of $9,550. The amount was expensed as incurred.

Note H—FISCAL YEAR END

The Clearing Company year goes from 3/25/17 to 3/23/18. Silicon Valley Securities Fiscal Year goes from 4/1/17 to 3/31/18. The five business days included from March 25-31, 2017 offset the five business days excluded from March 24-31. There is no material difference in the two periods considering all affected items of commissions, payouts, clearing charges, and direct expenses.

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Computation of Net Capital

Stockholder's Equity			$ 242,617
Non-Allowable Assets			
Property and Equipment	$ 2,102		
Total Non-Allowable Assets		$ 2,102	
Haircuts on Securities Positions			
Securities Haircuts	0		
Undue Concentration Charges	0		
Total Haircuts on Securities Positions		$ 0	
Net Allowable Capital			$ 240,515

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 2,256
Minimum Dollar Net Capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	$ 190,515

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 33,810
Percentage of Aggregate Indebtedness to Net Capital	14.06%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of March 31, 2018	$ 237,863
Adjustments	
Increase (Decrease) in Equity	26
(Increase) Decrease in Non-Allowable Assets	0
(Increase) Decrease in Securities Haircuts	2,626
Net Capital per Audit	$ 240,515
Reconciled Difference	-

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At March 31, 2018, the Company had net capital of $240,515 which was $190,515 in excess of its required net capital of $50,000. The Company's net capital ratio was 14.06%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii); All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

Auditor's Review of Operating Exemption

Bryant A. Gaudette, CPA

EXEMPTION REVIEW REPORT

15c3-3(k)(2)(ii)

Paul Magnuson
Silicon Valley Securities, Inc.
4880 Stevens Creek Blvd.
Ste 100
San Jose, CA 95129

Dear Paul Magnuson:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Silicon Valley Securities, Inc. identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which Silicon Valley Securities, Inc. claims exemption from 17 C.F.R. §240.15c3-3. Silicon Valley Securities, Inc. stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Silicon Valley Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Silicon Valley Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

KATY, TX

May 23, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

Silicon Valley Securities, Inc.
4880 Stevens Creek Boulevard, Suite 100
San Jose, California 95129-1034

Tel (408) 243-6801
Tel (800) 366-1550
Fax (408) 243-7080

Paul H. Magnuson
President

May 22, 2018

Bryant A. Gaudette, CPA
21320 Provincial Blvd., Suite 100
Katy, TX 77450

Exemption Statement Rule 15c3-3 (k) (2) (ii) for FYE March 31, 2018

Dear Mr. Gaudette,

Please be advised that Silicon Valley Securities, Inc. has complied with Exemption Rule 15c3-3 (k) (2) (ii), for the period of April 1, 2017 through March 31, 2018. Silicon Valley Securities, Inc. did not hold customer securities or funds at any time during this period and does business on a limited basis. Silicon Valley Securities, Inc.'s past business has been of similar nature and has complied to this exemption since its inception, December 1, 1988.

Paul Magnuson, the president of Silicon Valley Securities, Inc. has made available to Bryant Gaudette all records and information including all communications from regulatory agencies received through the date of this review March 31, 2018.

Paul Magnuson has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any know events or other factors that might have affected Silicon Valley Securities, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at 408-243-6801

Very truly yours,

Silicon Valley Securities, Inc.
Paul H. Magnuson
President

Auditor's
Agreed Upon Procedures Report

BRYANT A. GAUDETTE, CPA

Silicon Valley Securities, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended March 31, 2018

REPORT OF INDEPENDNET REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES PURSUANT TO SEA 17a-5(e)(4)

Silicon Valley Securities, Inc. is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through March 31, 2018, which were agreed to by Silicon Valley Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Silicon Valley Securities, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Silicon Valley Securities, Inc.'s management is responsible for Silicon Valley Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of April 1, 2017 through March 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting an excess deduction of $14,876 reserved for FOCUS I filers, resulting in an underpayment of $22.31.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BRYANT A. GAUDETTE, CPA

Bryant A. Gaudette

Katy, TX

May 23, 2018

21320 Provincial Boulevard, Suite 100 : Katy, TX 77450 : 713.252.5190 : bgaudette@bgtxcpa.com

SIPC-7
(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7
(35-REV 6/17)

For the fiscal year ended 3/31/2018
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

40657 FINRA MAR
SILICON VALLEY SECURITIES INC
4880 STEVENS CREEK BLVD STE 100
SAN JOSE CA 95129-1034

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 510.18

B. Less payment made with SIPC-6 filed (exclude interest) (236.36)
10/10/17
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 273.82

E. Interest computed on late payment (see instruction E) for____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 273.82

G. PAYMENT: √ the box
Check mailed to P.O. Box ☑ Funds Wired ☐
Total (must be same as F above) $ 273.82

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Silicon Valley Securities
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President.
(Title)

Dated the 9th day of April, 2018.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions: